BB

02021377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45692

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON, D.C. 385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nafinsa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
21 East 63rd Street
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julia A. Mold-Torres (212) 821-0383
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 3/21

OATH OR AFFIRMATION

I, Julia A. Mold Torres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Natinsa Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

New York NY 2/26/02

Signature

Chief Financial Officer

Title

Notary Public

RUTH ANN FINN
Notary Public, State of New York
No. 1FI5059904
Qualified in Queens County
Commission Expires May 6, 2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder
of Nafinsa Securities, Inc.

We have audited the accompanying statement of financial condition of Nafinsa Securities, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nafinsa Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 9, 2002

Nafinsa Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 81,246
Receivable from clearing broker	23,617
Deposit with clearing broker	529,000
Due from affiliate	331,885
Other assets	3,009
Total assets	$970,757
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 5,579
Total liabilities	5,579
Stockholder's equity	965,178
Total liabilities and stockholder's equity	$970,757

See accompanying notes to statement of financial condition.

1. Organization

Nafinsa Securities, Inc. (the "Company") is a wholly-owned direct subsidiary of Nafinsa Holdings Corp. (the "Parent") and an indirect subsidiary of Nacional Financiera, SNC ("NAFIN"). NAFIN is a Mexican development banking institution controlled, since its establishment in 1934, by the Government of Mexico. The primary objective of NAFIN is to strengthen and modernize small and medium-sized companies in Mexico's private sector in order to encourage the efficient production and distribution of goods and services through the private and public sectors of the economy. The Company has significant transactions with NAFIN.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker engaging primarily in the sales, trading and distribution of sovereign and private sector securities of Mexico and other Latin American countries.

2. Summary of Significant Accounting Policies

Securities transactions and related income and expenses are recorded on a trade date basis.

The Company calculates its income tax expense in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

Interest-bearing deposits with maturities of three months or less are considered cash equivalents.

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to the reported amounts and disclosures in the statement of financial condition. Management believes that the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from the estimates included in the statement of financial condition.

3. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

4. Receivable from and Deposit with Clearing Broker

The Company clears all customer transactions through a major U.S. securities firm on a fully disclosed basis. Receivable from clearing broker represents amounts due from that firm.

The Company has agreed to indemnify its clearing broker for losses, which may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. No such losses arose during the year ended December 31, 2001. As part of this agreement, the Company maintains with its clearing broker a good faith deposit of $529,000 in cash, which is reflected in the statement of financial condition as deposit with clearing broker.

5. Related Party Transactions

The Company is charged a management fee for its allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent and an affiliate on behalf of the Company. These costs are allocated to each entity using various objective measures that management believes are consistent with the types of costs covered by the management agreement. As of December 31, 2001, the Company had a payable to its Parent of $5,579 representing amounts due for such expenses incurred by its Parent.

Due from affiliate, reflected in the statement of financial condition, represents cash provided by the Company to an affiliate in order to pay for certain expenses of the affiliate. The amount is payable on demand and is non-interest bearing.

The Company enters into securities transactions with NAFIN in the normal course of business. In addition, the Company earns commissions from NAFIN.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined by Rule 15c3-1. Rule 15c3-1 requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2000, the Company had net capital of $592,284 as defined under Rule 15c3-1, which exceeded its requirement by $492,284. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .009 to 1.

7. Income Taxes

The Company is a member of a consolidated group for federal income tax filing purposes. Accordingly, the Company has a federal income tax sharing agreement with the Parent, which makes required payments on behalf of the Company. In general, under the terms of the agreement, the Company owes the Parent an amount equal to the federal income tax computed annually on a separate company basis. At December 31, 2001, no amounts were owed to the Parent under the terms of the agreement due to the Company's net operating loss ("NOL"). State and local tax returns are filed on a separate company basis.

At December 31, 2001, the Company has NOL carryforwards for federal income tax purposes of approximately $6,985,000. The carryforwards are available to offset future taxable income and will expire during the years 2009 through 2021 if not utilized. For financial statement reporting purposes, a deferred tax asset of approximately $3,033,000 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on the Company generating future taxable income. The deferred tax asset and the corresponding valuation allowance increased by approximately $827,000 in the current year primarily due to additional losses incurred during the current year.

STATEMENT OF FINANCIAL CONDITION

Nafinsa Securities, Inc.

December 31, 2001
with Report of Independent Auditors